EXHIBIT (14)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form N-14 of our reports dated February 16, 2010 and December 21, 2009, relating to the financial statements and financial highlights of Eaton Vance Emerging Markets Fund, a series of Eaton Vance Special Investment Trust, and Eaton Vance Structured Emerging Markets Fund, a series of Eaton Vance Mutual Funds Trust, appearing in the Annual Reports on Form N-CSR for the years ended December 31, 2009 and October 31, 2009, respectively, and to the references to us under the headings “EM Fund Financial Highlights,” “SEM Fund Financial Highlights,” and “Experts” in the Proxy Statement/Prospectus and “Financial Highlights” in the Prospectuses, which are part of such Registration Statement.

/s/ Deloitte & Touche LLP Boston, Massachusetts May 17, 2010